

Mail Stop 3561

June 30, 2017

Michel Atlidakis
President
The Diamond Cartel, Inc.
28 Banting Crescent
London, Ontario
Canada N6G 4G2

> **Re:** **The Diamond Cartel, Inc.**
> **Amendment No. 2 to Registration Statement on Form S-1**
> **Filed June 15, 2017**
> **File No. 333-215884**

Dear Mr. Atlidakis:

We have reviewed your amended registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our May 10, 2017 letter.

General

1. We note your responses to our prior comments 1 and 2. Please note that Rule 419 applies to "every registration statement filed under the Act relating to an offering by a blank check company." Your response indicates that "when" you enter into negotiations with the target entity Section (a)(2)(i) will no longer apply, however, at the present moment a target entity does not appear to have been identified and thus as a blank check company the provisions of Rule 419 appear to apply to your offering. Please revise your registration statement throughout to comply with Rule 419 of Regulation C under the Securities Act.

2. You refer to yourself as special purpose acquisition company ("SPAC") in several places throughout the registration statement. Generally, SPACs are shell companies created specifically to raise funds in order to finance a merger or acquisition opportunity within a set timeframe. Here, it does not appear you are not attempting to raise funds to finance a merger or acquisition and have not specified a set timeframe within the parameters of those permitted for SPACs. As such, please remove the disclosure identifying yourself as a SPAC or advise. Refer generally to Fast Answers, Blank Check Companies, available at https://www.sec.gov/fast-answers/answers-blankcheckhtm.html.

3. We note your response to our prior comment 2 and that you are offering your shares to acquire another company. As such, it appears you should provide Form S-4 level disclosure. Please refer to Form S-4 for the disclosure requirements. Please also address in your response how the anticipated offering complies with Rule 419. We may have further comment once we review your response.

Market for Our Common Stock, page 10

4. We note your response to our prior comment 4 and reissue. We are not convinced that you were not a shell company at the time you issued the shares you claim can be sold pursuant to Rule 144. It appears from your response that while the company may have had various plans in regards to its anticipated jewelry business, the company likely had no or nominal operations at that time. Please provide support for your belief that you were not a shell company, as defined by Rule 405 of the Securities Act of 1933, when you issued the 256,000 shares that you claim can be sold pursuant to Rule 144. Alternatively, please acknowledge your understanding that the Rule 144 safe harbor is not available for the resale of securities issued by a shell company until such time as the requirements of Rule 144(i)(2) are met and revise your disclosure accordingly.

You may contact Abe Friedman at 202-551-8298 or Lyn Shenk at 202-551-3380 if you have questions regarding comments on the financial statements and related matters. Please contact John Stickel at 202-551-3324 or me at 202-551-3210 with any other questions.

Sincerely,

/s/ Susan Block

Susan Block
Attorney-Advisor
Office of Transportation and Leisure

cc: William T. Hart